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                           February 29, 2024

       Christina Van Tassell
       Chief Financial Officer
       John Wiley & Sons, Inc.
       111 River Street
       Hoboken New Jersey 07030

                                                        Re: John Wiley & Sons,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2023
                                                            Filed June 26, 2023
                                                            File No. 001-11507

       Dear Christina Van Tassell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended April 30, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Segment Operating Results, page 36

   1. We note you present the measure "Contribution to Profit" in each of the tables on pages
                                                        36 to 38 for segment
operating results. The presentation of Contribution to Profit appears to represent a
non-GAAP financial measure. Please advise and revise to comply with the disclosures
requirements outlined in Item 10(e) of Regulation S-K. Your revised disclosure should
include, among other items, a reconciliation with the most directly comparable financial
measure calculated in accordance with GAAP and the reason(s) why management believes the
presentation of the non-GAAP measures provides useful
                                                        information to
investors and any additional purposes for which management uses to the non-GAAP financial
measure. The reason(s) should be specific to the measure.
 Christina Van Tassell
John Wiley & Sons, Inc.
February 29, 2024
Page 2
2. We note you include the non-GAAP measure Adjusted EBITDA on a segment basis in each of the tables on pages 36 to 38. It does not appear you have provided reconciliations of the respective amounts on a segment basis to the most directly comparable financial measure calculated in accordance with GAAP. Also, we note your reconciliation of consolidated Adjusted EBITDA to Net Income on page 33, however, the individual
         Adjusted EBITDA amounts in each of the segment operating results tables do not appear to sum to the total consolidated Adjusted EBITDA amount. Please advise and revise to comply with the disclosures required by in Item 10(e) of Regulation
S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameChristina Van Tassell                       Sincerely,
Comapany NameJohn Wiley & Sons, Inc.
                                                              Division of
Corporation Finance
February 29, 2024 Page 2                                      Office of
Manufacturing
FirstName LastName